Exhibit 99.1

For immediate release Chennai, India

EARNING CALLS DETAILS	April 22, 2024 | 8:30 AM ET

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On the call: Mr. Raju Vegesna, Chairman of the Board, Mr. M P Vijay Kumar, Executive Director & Group CFO and Mr. Kamal Nath, Chief Executive Officer

Live webcast: https://www.webcaster4.com/Webcast/Page/2184/50420

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Sify reports Consolidated Financial Results for FY 2023-24

Revenues of INR 35,634 Million. EBITDA of INR 6,756 Million. Profit for the period of INR 49 Million.

HIGHLIGHTS

•	Revenue was INR 35,634 Million, an increase of 7% over last year.
•	EBITDA was INR 6,756 Million, an increase of 7% over last year.
•	Profit for the period was INR 49 Million, a decrease of 93% over last year.

•	Profit before tax was INR 232 Million, a decrease of 77% over last year.
•	CAPEX for the year was INR 12,377 Million.

(IN INR MILLION)	FY 2023-24	FY 2022-23
EQUITY	15,230	15,145
BORROWINGS
Long term	17,608	13,818
Short term	6,937	6,662

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “It is comforting to witness India's growth amidst global challenges. Our people possess remarkable skills, driving progress despite disruptions. International business leaders share our optimism, recognizing India's potential. Their confidence reflects positively on our business environment, attracting investments and fostering partnerships. This growth isn't just for businesses—it benefits our entire nation, creating jobs, improving livelihoods, and driving development.

Despite geopolitical disturbances, India stands strong, powered by our abundant talent and unwavering spirit. Together, we're shaping a brighter future for generations to come. I am committed to fostering this growth, ensuring that India continues to thrive on the world stage and Sify has a central role to play".

Mr. Kamal Nath, CEO, said, “As Enterprises advance their digital transformation and digitalization goals, they are strategically realigning their digital architecture across applications, hybrid cloud, network, security, and edge environments. Customer experience, business continuity, cybersecurity, application modernization, and AI enablement are the pivotal catalysts driving this recalibration.

Our robust infrastructure investments and comprehensive services portfolio are structured to precisely address customer objectives. Concurrently, we maintain proactive engagement with clients, identifying their distinct requirements and customizing our offerings to align with their evolving needs”.

Mr. M P Vijay Kumar, ED & Group CFO, said, “Our three businesses have unlocked tailored growth avenues, attracted targeted investments and fostered valuable partnerships. Our investment philosophy encompasses expanding Data Center presence to new locations for sustained growth, increasing capacity at existing facilities to meet immediate demand, and fortifying network and cloud interconnectivity. Simultaneously, we're prioritizing the expansion of our workforce, equipping them with essential skills, tools, and processes to drive innovation and efficiency.

All the while, we remain steadfast in our commitment to cost-effectiveness and fiscal prudence.

Cash balance at the end of the year was INR 5,835 Million”.

BUSINESS HIGHLIGHTS

The Revenue split between the businesses for the year was Data Center services 31%, Digital services 28% and Network services 41%.

Business Revenue (INR Millions)	Q4 2023-24	Q4 2022-23	FY 2023-24	FY 2022-23	% Growth FY 2023-24 vs FY 2022-23
Data Center services	2,901	2,554	11,054	10,125	9
Digital Services	2,550	2,792	9,918	9,989	(1)
Network services	4,186	3,515	14,662	13,289	10
TOTAL	9,637	8,861	35,634	33,403	7

•	As on March 31,2024, Sify provides services via 1033 fiber nodes across the country, a 16% increase respectively over same quarter last year.
•	As on March 31, 2024, Sify has deployed 7835 contracted SDWAN service points across the country.
•	At close of financial year, Sify has invested a cumulative of USD 7.22 million in start-ups in the Silicon Valley area as part of our Corporate Venture Capital initiative.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

•	A large private bank signed a multi-year contract for colocation services.
•	A multinational investment management firm moved from the competition to Sify’s data center.
•	The government’s premier financial transaction enabler and a large private bank signed a multi-year contract to shift from their captive data center to Sify’s data center.
•	An oil refining multinational consolidated their multiple captive locations to Sify’s data center.
•	A privately held international stock broking firm entering India, contracted to expand their data center capacity and connect to the central stock broking platform.

Digital services

•	A subsidiary of one of India’s oldest multinationals, a leading global provider of solutions for industrial enclosures, and a leading power distribution and contract manufacturing company in the FMCG sector renewed their contracts for upgrading their SAP platform.
•	Multiple insurance majors, an aviation regulatory body, a chemicals conglomerate, a private bank, a diversified industrial house and a State government department contracted to move from their on-premise DC to Sify’s cloud platform.
•	A private steel major, a multinational energy major, an NBFC, a co-operative bank and one of the largest co-operatives signed up for greenfield cloud implementation.
•	Multiple insurance players, a private equity firm, a state government’s e-governance body and a pharmaceutical major signed up for DRaaS, PaaS and IaaS services.
•	Managed services contracts include an international steel major, a power generating player, a private insurance company, a logistics player and global investor in sustainable infrastructure.
•	A state government signed a muti-year contract to build an on-premise DC and manage its operations.
•	A multi-product platform for global leaders in Banking, Insurance, and Capital Markets, a health platform, a white goods major, a broking regulator and a retail major signed up for managed security services.
•	New contracts for Sify’s supply chain platform include an industrial adhesives major and an international player in power electronics.
•	A subsidiary of the Central bank signed up for managed services for their Wi-Fi infrastructure.

Network Services

•	One of the largest public insurance companies contracted for MPLS and SDWAN services.
•	A multinational electronics contract manufacturer setting up new locations in India contracted to build their network, IT and security infra.
•	Sify added one more customer from a neighbouring country through the Terrestrial Network.
•	A state government division and an electricity distribution company signed up to connect multiple locations across north-east India.
•	Sify signed a transformation deal for network consolidation and SDWAN with one of the oldest manufacturing companies in the country.
•	Sify provided a unique low latency solution to one of the world’s largest international banking and insurance companies.
•	A national stock broking platform signed up to expand connectivity to multiple locations.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS (In INR millions)

Description	Quarter ended March 2024	Quarter ended March 2023	Year ended March 2024	Year ended March 2023 (Audited)

Revenue	9,637	8,861	35,634	33,404
Cost of Revenues	(6,108)	(5,714)	(22,378)	(21,379)
Selling, General and Administrative Expenses	(1,705)	(1,510)	(6,500)	(5,734)

EBITDA	1,824	1,637	6,756	6,291

Depreciation and Amortisation expense	(1,259)	(1,092)	(4,773)	(3,972)
Net Finance Expenses	(548)	(367)	(1,936)	(1,430)
Other Income (including exchange gain)	119	2	185	132

Profit before tax	136	180	232	1,021
Current Tax	(158)	(105)	(515)	(526)
Deferred Tax	60	(41)	332	179
Profit for the period	38	34	49	674

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	38	34	49	674
Add:
Depreciation and Amortisation expense Impairment	1,259	1,092	4,773	3,972
Net Finance Expenses	548	367	1,936	1,430
Less:
Current Tax	158	105	515	526
Deferred Tax	(60)	41	(332)	(179)
Other Income (including exchange gain)	(119)	(2)	(185)	(132)
EBITDA	1,824	1,637	6,756	6,291

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies, Sify Infinit Spaces limited, Sify Digital Services limited and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2023, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Weber Shandwick	20:20 Media

Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Lucia Domville +1-212 546-8260 LDomville@webershandwick.com	Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com